SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XENITH BANKSHARES, INC.

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

984102103

(CUSIP Number)

Scott A. Reed

5910 N Central Expressway, Suite 1580

Dallas, Texas 75206

Telephone No. (214) 740-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

W. Lake Taylor, Jr., Esq.

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

(804) 788-8200

July 29, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP NO. 984102103	13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS BankCap Equity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,154,600 (includes 1,722,600 exercisable warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,154,600 (includes 1,722,600 exercisable warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,154,600 (includes 1,722,600 exercisable warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (see instructions) OO - limited liability company

CUSIP NO. 98410X105	13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS Palmer P. Garson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,847 (includes 87,824 exercisable options and warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 350,847 (includes 87,824 exercisable options and warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,847 (includes 87,824 exercisable options and warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS Brian D. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 201,273 (includes 76,340 exercisable options and warrants)
	8	SHARED VOTING POWER 16,154,600 (includes 1,722,600 exercisable warrants)
	9	SOLE DISPOSITIVE POWER 201,273 (includes 76,340 exercisable options and warrants)
	10	SHARED DISPOSITIVE POWER 16,154,600 (includes 1,722,600 exercisable warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,355,873 (includes 1,798,940 exercisable options and warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS T. Gaylon Layfield, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,885,201 (includes 1,015,520 exercisable options and warrants)
	8	SHARED VOTING POWER 135,322
	9	SOLE DISPOSITIVE POWER 1,885,201 (includes 1,015,520 exercisable options and warrants)
	10	SHARED DISPOSITIVE POWER 135,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,020,523 (includes 1,015,520 exercisable options and warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS Robert J. Merrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 331,346 (includes 83,996 exercisable options and warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 331,346 (includes 83,996 exercisable options and warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,346 (includes 83,996 exercisable options and warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS Scott A. Reed
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 270,877 (includes 76,340 exercisable options and warrants)
	8	SHARED VOTING POWER 16,154,600 (includes 1,722,600 exercisable warrants)
	9	SOLE DISPOSITIVE POWER 270,877 (includes 76,340 exercisable options and warrants)
	10	SHARED DISPOSITIVE POWER 16,154,600 (includes 1,722,600 exercisable warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,425,477 (includes 1,798,940 exercisable options and warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS Wellington W. Cottrell, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 588,192 (includes 269,368 exercisable options and warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 588,192 (includes 269,368 exercisable options and warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,192 (includes 269,368 exercisable options and warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS Ronald E. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 363,247 (includes 269,368 exercisable options and warrants)
	8	SHARED VOTING POWER 61,762
	9	SOLE DISPOSITIVE POWER 363,247 (includes 269,368 exercisable options and warrants)
	10	SHARED DISPOSITIVE POWER 61,762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,009 (includes 269,368 exercisable options and warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 10 of 18 Pages

1	NAME OF REPORTING PERSONS Thomas W. Osgood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 937,253 (includes 514,360 exercisable options and warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 937,253 (includes 514,360 exercisable options and warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,253 (includes 514,360 exercisable options and warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, $0.01 par value per share (“ Issuer Common Stock”), of Xenith Bankshares, Inc., a Virginia corporation (the “Issuer”), having its principal executive offices at 901 East Cary Street, Suite 1700, Richmond, Virginia 23219.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of BankCap Equity Fund, LLC, a Delaware limited liability company (“BankCap Equity Fund”), Palmer P. Garson, T. Gaylon Layfield, III, Robert J. Merrick, Scott A. Reed, Wellington W. Cottrell, III, Ronald E. Davis and Thomas W. Osgood (collectively, the “Reporting Persons”).

(a) - (c)    BCP Fund I Virginia Holdings, LLC, a Delaware limited liability company (“BCP Fund LLC”), is the direct beneficial owner of the shares of Issuer Common Stock beneficially owned by BankCap Equity Fund. BankCap Partners Fund I, L.P., a Delaware limited partnership (“BankCap Partners Fund”), is the sole member of BCP Fund LLC. The general partner of BankCap Partners Fund is BankCap Partners GP, L.P., a Delaware limited partnership (“BankCap Partners GP”). The general partner of BankCap Partners GP is BankCap Equity Fund. Messrs. Jones and Reed are managers of BankCap Equity Fund and share voting and investment control with respect to the shares of Issuer Common Stock beneficially owned by BankCap Equity Fund. BankCap Equity Fund has its principal business and principal office located at 5901 N Central Expressway, Suite 1580, Dallas, Texas 75206. BankCap Equity Fund is a private equity firm that focuses on early stage banks across the United States. The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each director and manager of BankCap Equity Fund is set forth on Schedule A hereto, which is incorporated herein by reference.

The business address of Palmer P. Garson is 9030 Stony Point Parkway, Suite 750, Richmond Virginia 23235. The present principal occupation/employment of Ms. Garson is Managing Director of Silvercrest Asset Management Group, a wealth management firm. Ms. Garson is a member of the Issuer’s board of directors.

The business address of Brian D. Jones is 5901 N Central Expressway, Suite 1580, Dallas, Texas 75206. The present principal occupation/employment of Mr. Jones is Principal and founding partner of BankCap Equity Fund.

The business address of T. Gaylon Layfield, III is 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. The present principal occupation/employment of Mr. Layfield is Chief Executive Officer of the Issuer and Xenith Bank, the Issuer’s wholly-owned subsidiary (“Xenith Bank”). Mr. Layfield is also a member of the Issuer’s board of directors.

The business address of Robert J. Merrick is 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. Mr. Merrick is a member of the Issuer’s board of directors. Mr. Merrick is retired.

The business address of Scott A. Reed is 5901 N Central Expressway, Suite 1580, Dallas, Texas 75206. The present principal occupation/employment of Mr. Reed is Principal and founding partner of BankCap Equity Fund. Mr. Reed is a member of the Issuer’s board of directors.

The business address of Wellington W. Cottrell, III is 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. The present principal occupation/employment of Mr. Cottrell is Executive Vice President and Chief Credit Officer of the Issuer and Xenith Bank.

The business address of Ronald E. Davis is 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. The present principal occupation/employment of Mr. Davis is Chief Risk Officer of the Issuer and Xenith Bank.

The business address of Thomas W. Osgood is 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. The present principal occupation/employment of Mr. Osgood is Executive Vice President and Chief Financial Officer of the Issuer and Xenith Bank.

(d) - (e)    During the last five years, none of the Reporting Persons nor, to BankCap Equity Fund’s knowledge, any of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    BankCap Equity Fund is a Delaware limited liability company. The citizenship of each director and manager of BankCap Equity Fund is set forth on Schedule A hereto. All of the Reporting Persons, other than BankCap Equity Fund, are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 29, 2016, Xenith Bankshares, Inc., a Virginia corporation (“Legacy Xenith”), and the Issuer completed a merger (the “Merger”) pursuant to an Agreement and Plan of Reorganization (the “Merger Agreement”), dated February 10, 2016, by and between the Issuer and Legacy Xenith. At the effective time of the Merger (the “Effective Time”), Legacy Xenith merged with and into the Issuer, with the Issuer surviving the Merger. Also at the Effective Time, the Issuer changed its name from “Hampton Roads Bankshares, Inc.” to “Xenith Bankshares, Inc.”

Pursuant to the Merger Agreement, holders of Legacy Xenith common stock, par value $1.00 per share (“Legacy Xenith Common Stock”), had a right to receive 4.4 shares of Issuer Common Stock for each share of Legacy Xenith Common Stock held immediately prior to the Effective Time, with cash to be paid in lieu of fractional shares. The Reporting Persons all exercised their respective rights to exchange their respective shares of Legacy Xenith Common Stock for Issuer Common Stock.

In connection with the Merger, the Reporting Persons entered into the Second Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”), which became effective at the Effective Time. Pursuant to the Investor Rights Agreement, provided that BankCap Equity Fund, together with its affiliates, are the beneficial owners of shares of Issuer Common Stock representing at least 5% of the Issuer’s outstanding capital stock, the Issuer, as successor to Legacy Xenith, agreed to take such actions as are necessary to nominate for election, and the Reporting Persons agreed to take such actions as are necessary and to vote their shares of Issuer Common Stock in favor of, one individual designated by BankCap Equity Fund at the Issuer’s 2016 annual meeting of shareholders, at the Issuer’s 2017 annual meeting and at any other meeting of the Issuer’s shareholders prior to the Issuer’s 2018 annual meeting of shareholders at which the Issuer’s shareholders will be voting on the election of directors. If at any time that BankCap Equity Fund, together with its affiliates, are no longer the beneficial owners of shares of Issuer Common Stock representing at least 5% of the Issuer’s outstanding capital stock, such BankCap Equity Fund director will promptly offer his or her resignation to the then current chairman of the Issuer’s board of directors. The Reporting Persons also agreed to vote their respective shares of Issuer Common Stock in favor of (1) removing the BankCap Equity Fund director upon the request of BankCap Equity Fund and electing to the board of directors a substitute designated by BankCap Equity Fund and (2) ensuring that any vacancy on the board of directors cause by the resignation, death or removal of a BankCap Equity Fund director is filled in accordance with the Investor Rights Agreement.

Item 4.	Purpose of Transaction.

The Reporting Persons do not have any plans or proposals to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor do they have any plans or proposals (1) to sell or transfer a material amount of the Issuer’s assets, (2) to make any material change in the present capitalization or dividend policy of the Issuer, (3) to change the Issuer’s board of directors or management, (4) to make any other material change in the Issuer’s business or corporate structure, (5) to make any change in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (6) to cause a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (7) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (8) any action similar to any of those described in this Item 4 (although the Reporting Persons reserve the right to develop such plans or proposals).

Item 5.	Interest in Securities of the Issuer.

(a)    The Reporting Persons beneficially own an aggregate of 21,279,920 shares of Issuer Common Stock, consisting of 9.0% of such shares outstanding. For the aggregate number and percentage of Issuer Common Stock owned by each Reporting Person, see Items 11 and 12 on the cover pages to this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, any of the Reporting Persons is the beneficial owner of the shares of Issuer Common Stock beneficially owned by any of the other Reporting Persons.

(b)    The aggregate number of shares as to which the Reporting Persons have:

(i) sole power to vote or to direct the vote — 21,082,8361

(ii) shared power to vote or to direct the vote — 16,351,6842

(iii) sole power to dispose of or to direct the disposition of — 21,082,8361

(iv) shared power to dispose of or to direct the disposition of — 16,351,6842

For the aggregate number of shares of Issuer Common Stock as to which each of the Reporting Persons has the sole or shared power to vote or direct the vote or has the sole or shared power to dispose of or to direct the disposition of, see Items 7, 8, 9 and 10 on the cover pages to this Schedule 13D.

1	This amount includes an aggregate of 4,039,376 exercisable options and warrants to purchase an equal number of shares of Issuer Common Stock.
2	This amount includes (a) 61,762 shares of Issuer Common Stock owned jointly by Mr. Davis and his spouse, (b) 135,322 shares of Issuer Common Stock held in trust for the benefit of Mr. Layfield’s children, for which Mr. Layfield serves as the trustee and (c) 16,154,600 shares of Issuer Common Stock, including 1,722,600 exercisable warrants to purchase an equal number of shares of Issuer Common Stock, owned by BankCap Equity Fund of which Messrs. Jones and Reed are managers. Messrs. Jones and Reed share voting and investment power with respect to the shares of Issuer Common Stock beneficially owned by BankCap Equity Fund. The resulting overlap in beneficial ownership has been eliminated in calculating the shares described in Items 5(a), (b)(ii) and (iv) above.

(c)    Except as described in Item 3 above, and except for the acquisition of minor amounts of restricted stock units convertible into shares of Issuer Common Stock and options exercisable for shares of Issuer Common Stock (none of which are convertible or exercisable) pursuant to the Issuer’s equity incentive plans, none of the Reporting Persons nor, to BankCap Equity Fund’s knowledge, any of the persons listed on Schedule A hereto has engaged in any transactions in Issuer Common Stock in the past 60 days.

(d)    BankCap Partners Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 16,154,600 of the shares described in Items 5(b)(ii) and (iv). The individual interest of BankCap Partners Fund relates to more than 5% of the class of securities for which this Schedule 13D is filed.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Schedule 13D is being filed on behalf of the Reporting Persons because they could be deemed to be a group for purposes of Rule 13d-1(c) and this Schedule 13D.

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any such person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1.	Agreement among the Reporting Persons with respect to the filing of the Schedule 13D.

2.	Agreement and Plan of Reorganization, dated as of February 10, 2016, by and between the Company and Legacy Xenith (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 16, 2016 (File No. 001-32968)).

3.	Second Amended and Restated Investor Rights Agreement, dated as of February 10, 2016, by and among Legacy Xenith and the Reporting Persons (incorporated by reference to Exhibit 99.3 to Legacy Xenith’s Current Report on Form 8-K, filed February 16, 2016 (File No. 000-53380)).

4.	Powers of Attorney

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 17, 2016

BANKCAP EQUITY FUND, LLC

By: *
Scott A. Reed, Managing Member

*	*
Palmer P. Garson	Scott A. Reed

*	*
Brian D. Jones	Wellington W. Cottrell, III

*	*
T. Gaylon Layfield, III	Ronald E. Davis

*	/s/ Thomas W. Osgood
Robert J. Merrick	Thomas W. Osgood

* By:	/s/ Thomas W. Osgood
Thomas W. Osgood
Attorney-in-fact

EXHIBIT INDEX

Exhibit 1.	Agreement among the Reporting Persons with respect to the filing of the Schedule 13D.

Exhibit 2.	Agreement and Plan of Reorganization, dated as of February 10, 2016, by and between the Company and Legacy Xenith (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 16, 2016 (File No. 001-32968)).

Exhibit 3.	Second Amended and Restated Investor Rights Agreement, dated as of February 10, 2016, by and among Legacy Xenith and the Reporting Persons (incorporated by reference to Exhibit 99.3 to Legacy Xenith’s Current Report on Form 8-K, filed February 16, 2016 (File No. 000-53380)).

Exhibit 4.	Powers of Attorney

Schedule A

Directors and Managers of BankCap Equity Fund, LLC

The following is a list of the directors and managers of the BankCap Equity Fund, LLC, setting forth the principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and managers are citizens of the United States of America.

Name	Position with BankCap Equity Fund, LLC	Principal Occupation/ Employment	Business/ Residence Address

Joseph M. Grant	Director	Banking	5901 N Central Expressway, Suite 1580 Dallas, Texas 75206

James H. Graves	Director	Management Consultant	8409 Pickwick Lane, PMB #429 Dallas, Texas 75225

William M. Isaac	Director	Chairman of LECG Global Financial Services (Bank Regulatory Consultant)	1209 Westway Drive Sarasota, Florida 34236

Brian D. Jones	Director and Manager	Principal and founding partner of BankCap Equity Fund, LLC	5901 N Central Expressway, Suite 1580 Dallas, Texas 75206

Scott A. Reed	Director and Manager	Principal and founding partner of BankCap Equity Fund, LLC	5901 N Central Expressway, Suite 1580 Dallas, Texas 75206

Exhibit 1

We, the undersigned, hereby express our agreement that the attached statement on Schedule 13D is filed on behalf of each of the undersigned.

November 17, 2016

BANKCAP EQUITY FUND, LLC

By:	/s/ Scott A. Reed
Scott A. Reed, Managing Member

/s/ Palmer P. Garson Palmer P. Garson		/s/ Scott A. Reed Scott A. Reed

/s/ Brian D. Jones Brian D. Jones		/s/ Wellington W. Cottrell, III Wellington W. Cottrell, III

/s/ T. Gaylon Layfield, III T. Gaylon Layfield, III		/s/ Ronald E. Davis Ronald E. Davis

/s/ Robert J. Merrick Robert J. Merrick		/s/ Thomas W. Osgood Thomas W. Osgood

Exhibit 4

XENITH BANKSHARES, INC.

901 E. CARY STREET, SUITE 1700

RICHMOND, VA 23219

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Ronald E. Davis, T. Gaylon Layfield, III and Thomas W. Osgood, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of Xenith Bankshares, Inc. (the “Company”), a Schedule 13D in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”);

(2)	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in- fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file a Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 17, 2016.

/s/ Palmer P. Garson
Signature

Palmer P. Garson

XENITH BANKSHARES, INC.

901 E. CARY STREET, SUITE 1700

RICHMOND, VA 23219

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Ronald E. Davis, T. Gaylon Layfield, III and Thomas W. Osgood, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of Xenith Bankshares, Inc. (the “Company”), a Schedule 13D in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”);

(2)	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in- fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file a Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 17, 2016.

/s/ Brian D. Jones
Signature

Brian D. Jones

XENITH BANKSHARES, INC.

901 E. CARY STREET, SUITE 1700

RICHMOND, VA 23219

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Ronald E. Davis, T. Gaylon Layfield, III and Thomas W. Osgood, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of Xenith Bankshares, Inc. (the “Company”), a Schedule 13D in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”);

(2)	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in- fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file a Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 17, 2016.

/s/ T. Gaylon Layfield, III
Signature

T. Gaylon Layfield, III

XENITH BANKSHARES, INC.

901 E. CARY STREET, SUITE 1700

RICHMOND, VA 23219

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Ronald E. Davis, T. Gaylon Layfield, III and Thomas W. Osgood, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of Xenith Bankshares, Inc. (the “Company”), a Schedule 13D in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”);

(2)	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in- fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file a Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 17, 2016.

/s/ Robert J. Merrick
Signature

Robert J. Merrick

XENITH BANKSHARES, INC.

901 E. CARY STREET, SUITE 1700

RICHMOND, VA 23219

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Ronald E. Davis, T. Gaylon Layfield, III and Thomas W. Osgood, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of Xenith Bankshares, Inc. (the “Company”), a Schedule 13D in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”);

(2)	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in- fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file a Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 17, 2016.

/s/ Scott A. Reed
Signature

Scott A. Reed

XENITH BANKSHARES, INC.

901 E. CARY STREET, SUITE 1700

RICHMOND, VA 23219

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Ronald E. Davis, T. Gaylon Layfield, III and Thomas W. Osgood, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of Xenith Bankshares, Inc. (the “Company”), a Schedule 13D in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”);

(2)	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in- fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file a Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 17, 2016.

/s/ Wellington W. Cottrell, III
Signature

Wellington W. Cottrell, III

XENITH BANKSHARES, INC.

901 E. CARY STREET, SUITE 1700

RICHMOND, VA 23219

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Ronald E. Davis, T. Gaylon Layfield, III and Thomas W. Osgood, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of Xenith Bankshares, Inc. (the “Company”), a Schedule 13D in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”);

(2)	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in- fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file a Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 17, 2016.

/s/ Ronald E. Davis
Signature

Ronald E. Davis

XENITH BANKSHARES, INC.

901 E. CARY STREET, SUITE 1700

RICHMOND, VA 23219

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Ronald E. Davis, T. Gaylon Layfield, III and Thomas W. Osgood, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of Xenith Bankshares, Inc. (the “Company”), a Schedule 13D in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”);

(2)	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in- fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file a Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 17, 2016.

/s/ Thomas W. Osgood
Signature

Thomas W. Osgood